Exhibit 99.1

Eros International Plc Announces Outcome of Extraordinary General Meeting of Shareholders

DOUGLAS, Isle of Man – June 29th, 2020 - Eros International PLC (NYSE:EROS) (“Eros” or “the Company”), a Global Indian Entertainment Company, today held an extraordinary general meeting of shareholders in virtual meeting format (the “Extraordinary General Meeting”). All of the resolutions submitted to the Company’s shareholders at the Extraordinary General Meeting were duly approved and passed. The amended and restated Articles of Association, in the form adopted by the Company’s shareholders at the Extraordinary General Meeting, will take effect upon the effective time of the merger contemplated by the previously disclosed Agreement and Plan of Merger, dated as of April 17, 2020, by and among the Company, STX Filmworks, Inc. (“STX”), and the other parties thereto.

About Eros International Plc

Eros International Plc (NYSE: EROS) a Global Indian Entertainment company that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform Eros Now. For further information, please visit: www.erosplc.com

Contacts

Mark Carbeck

Eros International Plc

Chief Corporate & Strategy Officer

Mark.Carbeck@erosintl.com

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